Exhibit 4.5

CONSULTANCY AGREEMENT

This agreement (the “Agreement”) is entered into this 6 day of November, 2016 (the “Effective Date”) by and between PulseNMore Ltd. company no. 515139129, having its registered address at 52 Begin Rd., Tel Aviv, Israel (the “Company”), and D.L.L.D Consulting Ltd. company no. 514649359, having its registered address at 44 Tamar St., Omer, Israel (the “Consultant”).

WHEREAS,	The Company engages in research, development and manufacturing of medical devices, including ultrasound imaging and other devices for the treatment of certain medical conditions that use ultrasound imaging for diagnostic or support during treatment (the “Field”); and

WHEREAS	The Company wishes the Consultant to provide the Company with certain services as set out in Appendix A (the “Services”), solely and personally through Mr. Elazar Sonnenschein, Israeli ID no. (the “Service Provider”), starting as of the Effective Date; and

WHEREAS	the Consultant wishes to provide the Services solely through the Service Provider starting as of the Effective Date; and

WHEREAS	The Consultant warrants that it and the Service Provider have the ability, experience, expertise and resources to provide the Services and to perform all of their obligations hereunder; and

WHEREAS	The parties agree, as per the Consultant’s specific wish and requirement, made as a result of considerations and benefits personal to the Consultant, that the Services will be provided to the Company on an independent contractor basis, absent an employment relationship between the Parties hereto or the Company and the Service Provider; and

WHEREAS	The Consultant is aware of all the financial consequences resulting from the Consultant’s engagement as an independent contractor, and acknowledges that the Consultant shall receive from the Company consideration that would greatly exceed the salary which it or the Service Provider would have received had it or the Service Provider been hired as an employee of the Company; and

WHEREAS	This Agreement is entered into in reliance upon, inter alia, the declarations of the Consultant that the Services are provided solely on an independent contractor basis and that no claim shall be submitted by the Consultant or the Service Provider or anyone on their behalf contradicting such declaration.

NOW THEREFORE, in consideration of the mutual promises, covenants and understandings contained herein, the Parties agree as follows:

1.	Recitals, Headings and Interpretation

1.1	The recitals and Annexes form part of this Agreement.

1.2	Headings are for reference purposes only and shall not in any way affect interpretation of this Agreement.

2.	Representations and Warranties

The Consultant represents and warrants to the Company that, as of the Effective Date:

2.1	The Consultant is free to provide the Company with the Services, upon the terms contained in this Agreement, and there are no legal, commercial or contractual restrictions preventing the Consultant or the Service Provider from fully performing all duties hereunder.

2.2	The execution, delivery and performance of this Agreement by the Consultant and the Service Provider, including the provision of the Services, do not violate any third party’s rights or will result with the breach of any law, regulation or agreement to which the Consultant or the Service Provider is a party.

2.3	The Consultant undertakes that the Service Provider perform all duties and obligations under this Agreement with the highest degree of professionalism and to the full satisfaction of the Company and will ensure the use of all professional knowledge, experience and skills in providing the Services, which shall be performed in a loyal, devoted and professional manner in accordance with the terms of this Agreement. The Consultant undertakes that the Service Provider shall use its best endeavors to protect the good name and reputation of the Company and shall not perform any act that may bring the Company into disrepute.

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3.	Duties and Obligations of Consultant

3.1	The Consultant undertakes to provide the Services solely and personally through the Service Provider. The Consultant shall not have any other person or entity perform any of the Services, except with the prior written consent of the Company.

3.2	Where the Consultant discovers that it or the Service Provider have or might have at some point in the future, conflict of interest arising out of or in connection with the Services then, as soon as practicable upon discovery, the Consultant shall notify the same to the Company in writing and shall immediately cease or cause the termination of any such activity that is in conflict with the Services.

3.3	The Consultant shall not provide services to any third party which may place the Consultant in a conflict of interests with its undertakings and obligations hereunder.

3.4	The Consultant undertakes that it or the Service Provider shall not, directly or indirectly, accept any commission, rebate, discount or gratuity in cash or in kind, from any person who has or is likely to have a business relationship with the Company.

3.5	The Consultant shall provide the Services to the Company in accordance with the instructions, policies, procedures as in effect from time to time and other relevant directions that the Consultant will from time to time receive from the Company.

3.6	Upon signing this Agreement, the Consultant agrees to sign and to cause the Service Provider to sign, and abide by, the terms of the Confidentiality, Non-Competition, Non-Solicitation, and Intellectual Property Undertaking attached as Appendix B and to sign and cause the Service Provider to sigh the Deed of Assignment attached as Appendix C.

4.	Remuneration

4.1	Subject to the fulfillment of all of Consultant’s obligations hereunder, the Company shall pay the Consultant a fee in the amount set forth in Appendix A (“Fee”).

4.2	A proper tax invoice will be issued by the Consultant to the Company on a monthly basis no later than the tenth day of the month following that in which the Services were rendered. Payment will be made within 10 business days of receipt by the Company of such invoice, subject to its approval by the Company.

4.3	The Consultant shall not be entitled to any further compensation in connection with the Services other than the Fee. Consultant’s overseas travel and accommodation expenses shall be reimbursed by the Company in accordance with the Company’s policy and subject to Company’s prior written approval thereof and the provision of proper receipts by the Consultant.

4.4	The Consultant declares that it maintains financial books in accordance with the law and that he is duly registered with the income tax, VAT and National Insurance authorities.

4.5	The Consultant shall be responsible for, and shall indemnify and hold the Company harmless from, all payments required to be made to the National Insurance Institute, any taxation body or other third party in consequence of the provision of the Services hereunder or the remuneration provided in connection therewith.

4.6	The Company shall withhold all taxes and compulsory payments on any payment and/or benefit to the Consultant to the extent that such taxes and compulsory payments are required by any applicable law to be withheld at source.

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5.	Status of Parties

5.1	The relationship between the Consultant and the Company is one of principal-independent contractor. The Consultant must perform and continue to perform all actions legally required to establish and maintain its status as an independent contractor with an independent business. The Parties expressly declare that no employment relationship exists between the Company and neither the Consultant nor the Service Provider.

5.2	The Consultant declares that, from the Effective Date and throughout the duration of this Agreement, it shall be the sole employer of the Service Provider. The Consultant undertakes, solely and exclusively, to comply with all of its employment obligations in respect of the Service Provider under every law including, without limitation, timely payment of all amounts it is obliged to pay to the Service Provider and any third party, pursuant to law or agreement, including but not limited to wages, national insurance, pension funds, annual vacation, sick pay, convalescence payments, travel expenses, and severance pay.

5.3	If, notwithstanding anything contained in this Agreement, any person shall claim, and/or a judicial authority shall determine, that the Consultant and/or the Service Provider provided the Services under this Agreement as an employee of the Company, then the following provisions shall apply:

5.3.1	For the period as to which it is claimed and/or determined that an employment relationship existed between the Company and the Consultant and/or the Service Provider (“Relevant Period”), the Consultant shall not be entitled to the Fee, but only 60% thereof (“Reduced Fee”).

5.3.2	The Reduced Fee shall constitute the full remuneration payable to the Consultant, on which basis any social contributions will be calculated - to the extent that such social contributions are required to be paid to or in respect of the Consultant and/or the Service Provider pursuant to any competent authority’s decision reclassifying the Consultant and/or the Service Provider as an employee.

5.3.3	In view thereof, an accounting shall be conducted between the Parties, and by no later than 7 days from the Company’s first demand, the Consultant shall return and pay to the Company all amounts paid to him in excess of the Reduced Fee for the Relevant Period, along with linkage differentials from the date of payment of each amount by the Company to the Consultant and up to the date upon which actual return and payment of the funds is made by the Consultant.

5.4	In addition, in the event that the relationship between the Company and the Consultant and/or the Service Provider is claimed, regarded or determined by any third party, including any governmental and/or judicial and/or tax authority to be an employment relationship, the Consultant shall reimburse and indemnify the Company for any expense and/or payment incurred by or demanded of the Company as a consequence, by no later than 7 days from the Company’s first demand.

5.5	The Company shall be entitled to offset any amounts due to it under this Section 5 from any amounts payable to the Consultant under this Agreement.

6.	Term and Termination

6.1	This Agreement shall be effective from the Effective Date until terminated by either the Company or Consultant (“Term”) on 120 days’ written notice to the Consultant (“Notice Period”).

6.2	During the Notice Period, the Consultant must continue to discharge and perform his duties and obligations under this Agreement, unless otherwise directed by the Company.

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6.3	Notwithstanding Section above, the Company may terminate this Agreement forthwith and without prior notice: (i) if the Consultant and/or the Service Provider commits a fundamental breach of its confidentiality, non-solicitation and non-compete undertakings towards the Company under Annexes B and C of this Agreement; (ii) in the event that the Consultant breached its undertaking to provide the Services solely and personally through the Service Provider, and unless the Service Provider has entered into a consulting agreement with the Company for the provision of the Services, under terms similar to this Agreement, which replaces this Agreement; (iii) in the event of any act or omission of the Consultant and/or the Service Provider that would have entitled the Company legally to dismiss the Consultant and/or the Service Provider without severance pay, had the Consultant and/or the Service Provider been engaged as an employee of the Company; (iv) if the Consultant and/or the Service Provider was convicted of a crime, which has a minimal penalty of 3 years; (v) if the Consultant and/or the Service Provider were convicted in any act of deceit or fraud, whether or not it involves the Company; (vi) if the Consultant and/or the Service Provider are grossly negligent in the performance of their obligations under this Agreement, in a manner that causes (or is likely to cause) harm to the Company; or (vii) in the event that the Consultant and/or the Service Provider have fundamentally breached their fiduciary duties to the Company.

Each of the above shall be considered as termination for “Cause”.

6.4	Upon termination of this Agreement the Consultant shall immediately return to the Company all assets in the Consultant’s or the Service Provider’s possession or control which belong to, or have been entrusted to, the Company. The Consultant and/or the Service Provider shall neither have, nor retain, any proprietary interest in such assets.

7.	Indemnification

Consultant shall, upon first demand, indemnify and hold harmless Company, its directors, officers and employees, from and against any and all liabilities, claims, damages, costs and expenses (including attorneys’ fees) arising out of or resulting from any claim, action, or other proceeding, based upon the acts or omissions of the Consultant (including the Service Provider) in connection with the performance of its obligations herein.

8.	General

8.1	The Consultant shall not assign any of his rights and obligations hereunder, and any attempt to do so shall be null and void. The Company shall be entitled to assign its rights and/or obligations under this Agreement, in whole or in part, to any of its subsidiaries or affiliates without the need to obtain the consent of the Consultant.

8.2	No behavior by either party hereto shall be deemed to constitute a waiver of any rights according to this Agreement, and/or a waiver of or consent to any breach or default in respect of any of the terms hereof, or a change, invalidation or addition to any term, unless expressly made in writing.

8.3	The terms of this Agreement shall be interpreted in such a way as to give them maximum enforceability at law. In the event that any term or provision of this Agreement is determined to be invalid or unenforceable, such provision shall be deemed severed from this Agreement and shall not render invalid or unenforceable the remaining terms and provisions of this Agreement, provided, however, that in such event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

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8.4	This Agreement, contains the entire agreement and understanding between the Parties with respect to the subject matter contained herein, and supersedes all prior discussions, drafts, warrants, representations and understandings in this regard. This Agreement shall not be modified except by an instrument in writing signed by both Parties.

8.5	This Agreement is a separate, self-standing and independent agreement between the Company and the Consultant and the Consultant shall have no claims and/or demands toward the Company in connection with any dispute that may arise between the Consultant and an affiliate of the Company.

8.6	Provisions intended to survive the termination of this Agreement, including but not limited to Section 5, 7 and Appendixes B and C, shall so survive.

8.7	Without derogating from any relief to which the Company is entitled to pursuant to any law and/or agreement, the Company may set off any amount which the Consultant owes to the Company pursuant to this Agreement from any sum that the Consultant is entitled to receive from the Company or its affiliate.

8.8	This Agreement may be executed in counterparts, each of which shall be deemed to be an original, and all of which together shall constitute one and the same instrument.

8.9	The Parties undertake to keep the terms of this Agreement in confidence and not to disclose the terms hereof to any Person save to the extent required by law, regulatory authority, competent court or the terms of this Agreement. Any report or public announcement by any Party hereto with regard to the existence or terms of this Agreement shall be made only after prior consultation with the other Party.

8.10	All notices, claims, demands and other communications hereunder shall be in writing and shall be deemed given if delivered by overnight courier at the addressees provided for above.

8.11	All disputes with respect to this Agreement shall be determined in accordance with the laws of the State of Israel and the competent courts in Tel Aviv, Israel shall have exclusive jurisdiction of any such dispute.

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IN WITNESS WHEREOF, this Agreement has been duly executed as of the date first above written:

/s/ Elazar Sonnenschein	[Company stamp an signature]
The Consultant	By:
Title:

Confirmation

I, Mr. Elazar Sonnenschein, Israeli ID no.                 , hereby confirm that I am aware of the terms and conditions of the above Consultancy Agreement between PulseNMore Ltd. company no. 515139129, and D.L.L.D Consulting Ltd. company no. 514649359, and I undertake to use my best efforts to ensure that the Consultant complies with all its undertakings and obligations pursuant to this agreement. I further confirm that I will do nothing that may be in breach of the said agreement.

/s/ Elazar Sonnenschein

Mr.	Elazar Sonnenschein
Date:	11.01.2016

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Appendix A

The Scope of the Services and the Fees

Scope of Services:

Consulting on aspects relating to Company’s ongoing operations, including, without limitation, projects execution, budget control, business development, logistics, hiring personnel, R&D, fund raising.

Consultation Fee:

NIS 27,000+VAT per a month.

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Appendix B

Confidentiality, Non-Competition, Non-Solicitation, and Intellectual Property Undertaking

To: PulseNMore Ltd. company no. 515139129, having its registered address at 52 Begin Rd., Tel Aviv, Israel (the “Company”)

WHEREAS,	D.L.L.D Consulting Ltd. company no. 514649359, having its registered address at 44 Tamar St., Omer, Israel (“Consultant”), is a party to a consultancy agreement (the “Agreement”), for Services which will be provided to the Company solely and personally by Mr. Elazar Sonnenschein, Israeli ID no. (“Service Provider”); and

WHEREAS,	Consultant and Service Provider, acknowledge that in the course of providing the Services to the Company and any services provided to the Company prior to the engagement in the Consultancy Agreement (before and after the incorporation of the Company), they will be exposed to Confidential Information, as defined below, and that the Services are of particular and special value to the Company.

NOW THEREFORE we, the undersigned, declare and undertake the following towards the Company, its affiliates (being persons or entities which control, are controlled by or are under common control with the Company now or in the future (collectively the “Group”)).

Terms used in this Undertaking, except where stated otherwise, will have the same meanings ascribed to them in the Agreement.

We agree that the terms of this Undertaking shall survive termination of the Agreement, and unless otherwise specifically provided hereunder, shall remain in full force and effect at all times thereafter.

All obligations and representations of Consultant and Service Provider above and below are made jointly and severally.

1.	Confidential Information and Confidentiality

1.1	We are aware that we will have access to, and be entrusted with, information (regardless of the manner in which it is recorded or stored) relating to the business interests, methodology or affairs of the Company or the Group, or any person or entity with whom or which the Company or the Group deals or is otherwise connected and which, for the avoidance of doubt, includes the terms of the Agreement, other than the terms of this Undertaking (“Confidential Information”). By way of illustration, Confidential Information includes but is not limited to:

1.1.1	technical information, whether ideas or reduced to practice, techniques, products, technologies (actual or planned) and their components, Inventions, research and development activities or information (whether of a technological, geological nature or otherwise), drawings, pricing methods, financial data, business and marketing strategies and plans, feasibility studies, lists, formulae or designs, customer and supplier information and information pertaining to employees or officers of, or investors in, the Company or any member of the Group; and

1.1.2	Information owned by third parties which is licensed to the Company or any member of the Group or which is otherwise lawfully held and/or used but not owned by the Company or any member of the Group.

1.2

During the term of the Agreement and at all times thereafter we shall keep confidential, and shall not use, disclose and/or make available, directly or indirectly, to any third party any Confidential Information (to the extent that the same is not already in the public domain through no fault of ours), without the prior written consent of the Company and unless otherwise required by law.

1.3	Without derogating from the generality of the foregoing, we confirm that:

1.3.1	Except for the purpose of the proper performance of the Services for the benefit of the Company, we shall not copy, transmit, communicate, publish or make any commercial or other use whatsoever of any Confidential Information, without the prior written consent of the Company;

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1.3.2	We have, and shall continue to exercise the highest degree of care in safeguarding the Confidential Information against loss, theft or other inadvertent disclosure and in maintaining its confidentiality and shall take all steps necessary to prevent any unauthorized use, disclosure, publication, or dissemination of Confidential Information;

1.3.3	All Confidential Information, and any derivatives thereof, is and shall remain the property of the Company and/or the Group, and no license or other rights to Confidential Information is granted or implied hereby to have been granted to us, now or in the future; and

1.3.4	Upon termination of the Agreement, or at the Company’s earlier request, we shall deliver to the Company all Confidential Information and any and all copies thereof that have been furnished to us, prepared by us or came to our possession howsoever, at any time during or prior to the Agreement, and we shall not retain copies thereof in whatever form.

2.	Non-Competition and Non-Solicitation

We hereby covenant that:

2.1	We shall not, directly or indirectly, for as long as we are employees, consultants, directors, observers, officers or, direct or indirect, shareholders of the Consultant, as the case may be, and for a period of 12 months thereafter:

2.1.1	in any capacity whatsoever, whether independently or as a shareholder, an employee, consultant, an officer or any managerial capacity, carry on, set up, own, manage, control or operate, be employed, engaged or interested in a business, which competes with, or proposes to compete with the Group;

2.1.2	in any way offer, solicit or attempt to solicit, induce or attempt to induce and/or endeavor to entice away, any person, firm or company with whom any member of the Group has or had or shall have any contractual and/or commercial relationship as a consultant, licensor, joint venturer, supplier, customer, distributor, agent or contractor of whatsoever nature, existing on or prior to the date of termination of the Agreement (the “Relevant Person”), to cease his, her or its relationship with that member of the Group, or otherwise interfere in any way with the relationship between that member of the Group and such Relevant Person; and

2.1.3	in any way offer, solicit or attempt to solicit for employment or other engagement, or otherwise contract or seek to contract the services of, any individual who is, at or before the effective date of termination of this Agreement, employed or engaged (whether directly or indirectly) by any member of the Group or induce or entice or attempt to induce or entice such individual to leave such employment or other engagement or otherwise interfere in his or her relationship with any member of the Group.

2.2	We shall not assist, whether directly or indirectly, any person and/or entity which act in contradiction to the provisions of Sections 2.1 above.

2.3	We acknowledge that our obligations under this Section 2 are reasonable in light of the knowledge we will gain of the Group’s Confidential Information, the nature of the Group’s business and the fact that the remuneration under the Agreement has been calculated to include special consideration for our undertakings in this Section 2.

3.	Intellectual Property

3.1	We agree that the Company is and shall be the sole and exclusive owner of any and all Proprietary Materials and any and all Intellectual Property Rights related thereto.

“Proprietary Materials” shall mean all materials, including, without limitation, any and all products, devices, computer programs, techniques, procedures, methodologies, improvements, and know-how, and all materials, texts, drawings, specifications, reports, data, and other recorded information, in preliminary or final form, that result from or are suggested by us in connection with the Services, or that are created, developed, conceived, reduced to practice, or made by us (whether solely or jointly with others) arising out of or in connection with my performance of the Services and/or pertaining to the Group and any services provided to the Company prior to the engagement in the Consultancy Agreement (before and after the incorporation of the Company). For purposes of this Section 3, “Intellectual Property Rights” shall mean all intellectual property rights, whether or not patentable, including without limitation, brands, business methods, computer programs, computer software, concepts, confidential information, firmware, certification marks, collective marks, copyright, data, databases, designs, derivative works, documents, file layouts, formulae, goodwill, idea, improvements, industrial design, information, know-how, logos, manufacturing information, mask works, materials, methods, moral rights, patents, patent applications, patent rights, included but not limited to any and all continuations, divisions, renewals, reissues, re-examinations or extensions, plans, processes, proprietary technology, reputation, research results, research records, service marks, software, specifications, systems, techniques, trade secrets, trademarks, trade names, trade styles, and technical information, and any rights analogous to the foregoing.

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3.2	To the extent that the Proprietary Materials do not vest in the Company upon creation, we undertake to assign and hereby assign and transfer to the Company all right, title and interest that we may now or hereafter have in the Proprietary Materials expressly including the Intellectual Property Rights related thereto.

3.3	To the extent that any right in Proprietary Materials expressly including the Intellectual Property Rights related thereto may not, under applicable law, be assigned to the Company, we undertake that we shall, irrevocably waive any and all such rights in favor of the Company.

3.4	We agree that we shall: (i) promptly disclose to the Company in writing, sufficient to identify the Proprietary Material in question, the creation or existence of all Proprietary Materials; and, (ii) take such action, during the term of the Agreement and thereafter, as the Company may request, to evidence, transfer, vest or confirm the Company’s right, title and interest in and to the Proprietary Materials expressly including the Intellectual Property Rights related thereto.

3.5	We are not and shall not be entitled, and hereby waive now and/or in the future, any claim, to any right, compensation, royalty, and/or reward in connection with said Proprietary Materials.

3.6	We hereby irrevocably appoint the Company and it’s duly authorized officers and agents as our agents and attorneys in fact, to act for and on our behalf and in our stead to execute and file any documents and to do all other lawfully permitted acts to further the enforcement of this Section 3.

4.	No Conflicting Obligations

4.1	We will not, at any time during the term of the Agreement, use or disclose any trade secrets or proprietary or confidential information in such manner that may breach any confidentiality or other obligation we owe to any former employer or other third party, without their prior written consent.

4.2	We warrant that we have the full right to assign the Proprietary Materials and the associated rights, titles and interests and that we have not made, and will not make, any agreement in conflict with this paragraph or Section 3 above.

5.	General

5.1	We acknowledge that any breach of our obligations pursuant to this Undertaking may cause substantial damage for which the Group shall hold us liable.

5.2	The terms of this Undertaking shall be interpreted in such a way as to give them maximum enforceability at law. The unenforceability of any term (or part thereof) shall not affect the enforceability of any other part of this Undertaking.

5.3	Our undertakings hereunder are in addition to, and do not derogate from, any obligation to which we may be subject under applicable law or any Company policy or agreement.

	/s/ Elazar Sonnenschein		/s/ D. L. L. D LTD
	The Consultant		The Service Provider

Name:	ELAZAR SONNENSCHEIN	Name:	E. SONNENSCHEIN
Date:	11.01.2016	Date:	11.01.2016

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Appendix C

WHEREAS,	PulseNMore Ltd. company no. 515139129, having its registered address at 52 Begin Rd., Tel Aviv, Israel (the “Assignee”), has entered into a Consultancy Agreement with D.L.L.D Consulting Ltd. company no. 514649359, having its registered address at 44 Tamar St., Omer, Israel for the provision of services solely and personally through Mr. Elazar Sonnenschein, Israeli ID no. (jointly and severally, the “Assignor”) to which this Deed of Assignment of Intellectual Property is attached; and

WHEREAS,	in the course of providing the Services under the Consultancy Agreement and any services provided to the Assignee prior to the engagement in the Consultancy Agreement (before and after the incorporation of the Assignee), the Assignor may now have or may in the future have, solely or jointly, acquired rights to Intellectual Property as hereinafter defined, (“the IP”); and

WHEREAS	the Assignee is desirous of obtaining the entire right, title and interest in, to and under the IP and any ensuing rights, whether registered or not.

“Intellectual Property Rights” shall mean all intellectual property rights, whether or not patentable, including without limitation, brands, business methods, computer programs, computer software, concepts, confidential information, firmware, certification marks, collective marks, copyright, data, databases, designs, derivative works, documents, file layouts, formulae, goodwill, idea, improvements, industrial design, information, know-how, logos, manufacturing information, mask works, materials, methods, moral rights, patents, patent applications, patent rights, included but not limited to any and all continuations, divisions, renewals, reissues, re-examinations or extensions, plans, processes, proprietary technology, reputation, research results, research records, service marks, software, specifications, systems, techniques, trade secrets, trademarks, trade names, trade styles, and technical information, and any rights analogous to the foregoing.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Assignor does hereby assign to the Assignee, its successors, legal representatives and assigns, all right, title and interest, if any, in, to and under the IP created in the course of, or in consequence of, providing the Services and any services provided to the Assignee prior to the engagement in the Consultancy Agreement (before and after the incorporation of the Assignee), and any ensuing rights, to the extent that there are such rights in favor of the Assignor (the “Rights”), including all rights, powers, privileges and immunities arising thereunder or conferred thereby, and all applications for intellectual or industrial property that may hereinafter be filed for the IP, in any jurisdiction, and all divisions, renewals and continuations thereof, and all registrations that may be granted thereon and all extensions and reissues thereof, together with any and all rights of priority relating to the IP and any registrations that may be granted thereon.

AND THE ASSIGNOR HEREBY declares that it has the full right to assign the Rights and that it has not and shall not enter into any agreement in conflict herewith.

AND THE ASSIGNOR HEREBY authorizes and requests any official of any relevant jurisdiction, whose duty it is to issue and record registrations on any application to register the Rights, to issue and record the same to and in the name of the Assignee, its successors, legal representatives and assigns, in accordance with the terms of this instrument.

AND THE ASSIGNOR HEREBY further covenants and agrees that it will communicate to the Assignee, its successors, legal representatives and assignees, any facts known to him representing the Rights, testify in any legal proceeding, sign all lawful papers, execute all divisional, continuing, reissue and foreign applications, make all rightful oaths, and generally do everything possible to aid the Assignee, its successors, legal representatives and assigns, to obtain and enforce proper protection for the Rights in all jurisdictions.

D.I.I.D Consulting Ltd.	PulseNMore Ltd.
Mr. Elazar Sonnenschein	The Assignee
The Assignor	[Company Stamp and Signature]
/s/ Elazar Sonnenschein